Logistic Properties of the Americas

Plaza Tempo, Edificio B Oficina B1, Piso 2

San Rafael de Escazú, San José, Costa Rica

May 1, 2025

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance

Office of Real Estate & Construction 100 F Street N.E.

Washington, D.C. 20549

Re:	Logistic Properties of the Americas
Registration Statement on Form F-3
Filed April 29, 2025
File No. 333-286813

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Logistic Properties of the Americas hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Monday, May 5, 2025, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges its obligations under the Securities Act.

Please contact Joy K. Gallup of Baker & McKenzie LLP at (212) 626-4462 or Joy.Gallup@bakermckenzie.com to provide notice of the effectiveness of the Registration Statement. The Company hereby authorizes Joy K. Gallup to orally modify or withdraw this request for acceleration.

Very truly yours,

/S/ Esteban Saldarriaga
Esteban Saldarriaga
Chief Executive Officer

cc: Joy K. Gallup, Baker & McKenzie LLP